Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces Monthly Distribution

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Sept. 18 /CNW/ - Advantage Energy Income Fund ("Advantage" or
the "Fund") announces that the cash distribution for the month of September will be $0.15 per Unit. The distribution represents an annualized yield of
15.5% based on the September 17, 2007 closing price of $11.62 per Unit.
    The distribution will be payable on October 15, 2007 to Unitholders of record at the close of business on September 28, 2007. The ex-distribution date is September 26, 2007. The cash distribution is based on approximately
133.8 million Units outstanding.
    The CDN$0.15 per Unit is equivalent to approximately US$0.15 per Unit if converted using a Canadian/US dollar exchange rate of 1.03. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 15:12e 18-SEP-07